UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarterly Period Ended June 30, 2005

ENTERGY CORPORATION
(a Delaware corporation)
639 Loyola Avenue
New Orleans, Louisiana 70113
Telephone (504) 576-4000
__________________________________________________________________
(Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART
Name of reporting company *	Energy or gas related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business

Entergy Thermal, LLC (Entergy Thermal)	Energy related business	January 28, 1999	Delaware	100%	Production, sale, and distribution of thermal energy products.

Entergy Power RS LLC (EPRS)	Energy related business	February 25, 1999	Delaware	100%	Holding company investing in qualifying facilities.

RS Cogen, LLC (RS Cogen)	Energy related business	March 25, 1999	Louisiana	50%	Ownership and operation of qualifying facilities.

TLG Services, Inc. (TLG)	Energy related business	December 30, 1986	Connecticut	100%	Provide field services for the decommissioning of fossil and nuclear power plants.

Entergy Solutions Ltd. (ESLTD)	Energy related business	August 30, 2000	Texas	100%	Provide competitive energy service and electric sales.

** Entergy-Koch Trading, LP (EKTLP)	Energy related business	January 25, 2001	Delaware	50%	Energy marketing and brokering.

EWO GP LLC (EWOGP)	Energy related business	October 30, 2000	Delaware	100%	Holding company investing in energy commodity brokering and related services.

EWO Marketing, LP (EWOM)	Energy related business	October 30, 2000	Delaware	100%	Energy marketing and brokering.

Entergy Nuclear PFS, Inc. (ENPFS)	Energy related business	February 15, 2002	Delaware	100%	Holding company for investment in Private Fuel Storage, LLC.

Private Fuel Storage LLC (Private Fuel Storage)	Energy related business	February 21, 2002	Delaware	9.9%	Development of a spent nuclear fuel storage facility.

ITEM 1 - ORGANIZATION CHART - Continued

Name of reporting company *	Energy or gas related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business

Entergy Solutions Supply Ltd. (ESSLT)	Energy related business	August 30, 2000	Texas	100%	Provider of wholesale energy and energy supply acquisition services to Entergy retail electric providers

** Entergy Nuclear Environmental Services, LLC (ENES)	Energy related business	December 10, 2002	Delaware	100%	Formed to provide environmental remediation services for nuclear facilities.

SOURCEONE, INC. (SOURCEONE)	Energy related business	February 16, 2000	Delaware	Non-voting securities only	Energy management services and energy commodity marketing services.

EnerSea Transport, LLC (EnerSea)	Energy related business	March 14, 2001	Texas	~ 1%	Compressed natural gas marine transportation and storage system.

Entergy Solutions District GP, LLC (ESDGPL)	Energy related business	February 19, 1997	Delaware	100%	General partner of ESDCL.

** Entergy Nuclear Services, LLC (ENSL)	Energy related business	June 30, 2004	Delaware	100%	Formed to provide management and operations services for nuclear reactors and environmental remediation services for nuclear facilities (directly or indirectly through project entities).

** Entergy Nuclear Operation Services, LLC (ENOS)	Energy related business	July 2, 2004	Delaware	100%	Formed to provide management and operation services for a nuclear reactor.

ITEM 1 - ORGANIZATION CHART - Concluded
Name of reporting company *	Energy or gas related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business

Entergy Solutions District Cooling, LP (ESDCL)	Energy related business	December 19, 1997	Delaware	100%	Management/servicing of thermal energy and related facilities; production, sale, and distribution of thermal energy products.

* The system companies that directly or indirectly hold securities of each reporting company are set forth in Exhibit 1 to Entergy Corporation's Rule 24 Certificate for the three month period ended June 30, 2005, filed in File No. 70-9123.

** Inactive company.

Entergy Thermal Activities

During the quarterly period ended June 30, 2005, Entergy Thermal owned and operated a district cooling and heating system in New Orleans, Louisiana.

EPRS Activities

During the quarterly period ended June 30, 2005, EPRS engaged in the ownership of a 50% interest in RS Cogen.

RS Cogen Activities

During the quarterly period ended June 30, 2005, RS Cogen owned and operated a 425 MW cogeneration facility in Louisiana, constituting a QF under PURPA.

TLG Activities

During the quarterly period ended June 30, 2005, TLG provided cost estimates and field services for the decommissioning of fossil and nuclear plants as well as technical expertise related to environmental testing and remediation.

ESLTD Activities

During the quarterly period ended June 30, 2005, ESLTD was engaged in the sale of power to Texas retail customers.

EKTLP Activities

During the quarterly period ended June 30, 2005, EKTLP was inactive, since its energy marketing and trading business was sold to a third party in the fourth quarter of 2004.

EWOGP Activities

During the quarterly period ended June 30, 2005, EWOGP acted as a holding company for investing in energy commodity brokering and related services.

EWOM Activities

During the quarterly period ended June 30, 2005, EWOM engaged in the business of marketing the power produced by electric generation assets of affiliates and third-party customers as well as fulfilling the electric energy needs of third-party customers under long-term contracts. The third-party customers are principally electric utilities and municipal cooperatives.

Entergy Solutions Select, Ltd. (ESOLS) Activities

During the quarterly period ended June 30, 2005, ESOLS was in its formative stage. ESOLS was formed for the purpose of providing price-to-beat energy service and electric sales. In July 2004, however, the Public Utility Commission of Texas ordered an indefinite delay in retail open access in the service territory in which ESOLS would provide service. On June 30, 2005, Entergy Solutions Select, Ltd. merged with and into ESLTD, with ESLTD as the surviving entity.

ENPFS Activities

During the quarterly period ended June 30, 2005, ENPFS acted as a holding company for Entergy's 10.5% member interest in Private Fuel Storage (including a 9.9% Class A member interest with voting rights).

Private Fuel Storage Activities

During the quarterly period ended June 30, 2005, Private Fuel Storage continued efforts relating to obtaining a Nuclear Regulatory Commission license for a proposed spent nuclear fuel storage facility.

ESSLT Activities

During the quarterly period ended June 30, 2005, ESSLT provided energy supply acquisition services to Entergy retail electric providers.

ENES Activities

During the quarterly period ended June 30, 2005, ENES was inactive.

SOURCEONE Activities

During the quarterly period ended June 30, 2005, SOURCEONE provided energy management services and energy commodity marketing services.

EnerSea Activities

During the quarterly period ended June 30, 2005, EnerSea marketed a compressed natural gas marine transportation and storage system called VOTRANS (Volume-Optimized Transportation System). VOTRANS is an ocean-going gas delivery service system comprised of large diameter pipes contained within insulated structures integrated onto specially designed and constructed ships.

ESDGPL Activities

During the quarterly period ended June 30, 2005, ESDGPL was the general partner of ESDCL.

ENSL Activities

During the quarterly period ended June 30, 2005, ENSL was inactive, since the projects for which it was formed were awarded to other bidders.

ENOS Activities

During the quarterly period ended June 30, 2005, ENOSL was inactive, since the project for which it was formed was awarded to another bidder.

ESDCL Activities

During the quarterly period ended June 30, 2005, ESDCL owned and operated a district cooling system and provided management, operations, and maintenance services for other thermal energy and related systems.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
Company issuing security	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom security was issued	Collateral given with security	Consideration received for each security

N/A	N/A	-0-	N/A	-0-	N/A	N/A	-0-

Company contributing capital	Company receiving capital	Amount of capital contribution
Entergy Retail Holding Company (ERHC)	ESSLT	$ 4,455,000

Entergy Nuclear, Inc	ENPFS	$ 250,000

ENPFS	Private Fuel Storage	$ 125,000

Entergy Resources, Inc	Entergy Thermal,	$ 1,500,000

Entergy Retail Texas (ERTX)	ESSLT	$ 45,000

ERHC	ESOLS	$ 99,000

Entergy Select, LLC	ESOLS	$ 1,000

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies
Reporting company rendering services	Associate company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

EPRS	RS Cogen	Management, administrative, tax, and accounting services	$ 69,027 [1]	$-0-	N/A	$ 69,027

ESSLT	ESLTD	Energy supply acquisition services	$ 1,829,127	$ -0-	N/A	$ 1,829,127

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies
Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Entergy Enterprises, Inc. (EEI)	EWOM	Professional services and back office support	$ 129,918	$ -0-	N/A	$ 129,918

EEI	Entergy Thermal	Same as above	$ 161,487	$ -0-	N/A	$ 161,487

EEI	ESLTD	Same as above	$ 156,742	$ -0-	N/A	$ 156,742

EEI	ESOLS	Same as above	$ 38,454	$ -0-	N/A	$ 38,454

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies- Concluded
Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

EEI	TLG	Professional services and back office support	$ 243,121	$ -0-	N/A	$ 243,121

EEI	ESSLT	Same as above	$ (4,106)	$ -0-	N/A	$ (4,106)

EEI	ESDCL	Same as above	$ 127,998	$ -0-	N/A	$ 127,998

EEI	EPRS	Same as above	$ 132,366	$ -0-	N/A	$ 132,366

Entergy Solutions Management Services LLC (ESLMS)	ESLTD	Same as above	$ 4,856,545	$ -0-	N/A	$ 4,856,545

ESLMS	Entergy Thermal	Same as above	$ 206,211	$ -0-	N/A	$ 206,211

ESLMS	ESDCL	Same as above	$ 160,692	$ -0-	N/A	$ 160,692

ENI	TLG	O&M Services relating to decommissioning of nuclear electric generating facilities	$ 153,296	$ -0-	N/A	$ 153,296

Entergy Nuclear Operations, Inc. (ENO)	TLG	Same as above	$ 288,984	$ -0-	N/A	$ 288,984

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of June 30, 2005	$16,885,561,000	Line 1
Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	2,532,834,150	Line 2
Greater of $50 million or line 2	2,532,834,150	Line 3

Total current aggregate investment:
Energy management services (SOURCEONE)	1,496,083
Energy marketing and brokering (ESLTD, EWOGP, EWOM, EKTLP, and ESSLT)	470,373,310
Energy related technical and similar services (Entergy Thermal, TLG, ENES, ESDCL, ESDCL, ESDGPL, ENOS, and ENSL)	75,534,527
Ownership, operation, and servicing of fuel procurement, transportation, handling, and storage facilities (ENPFS and Private Fuel Storage)	1,697,500
Total current aggregate investment	549,101,420	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$1,983,732,730	Line 5

ITEM 5 - OTHER INVESTMENTS
Major line of energy-related business	Other investment in last U-9C-3 report	Other investment in this U-9C-3 report	Reason for difference in other investment

N/A	-0-	-0-	N/A

&#&#ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
  Financial Statements

Filed under confidential treatment pursuant to Rule 104(b).

B. Exhibits
    Certificate of filing of Form U-9C-3 for the 1st Quarter of 2005 with interested state commissions and municipal regulator.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Entergy Corporation
By: /s/ Nathan E. Langston
Nathan E. Langston Senior Vice President and Chief Accounting Officer

Dated: August 25, 2005